I, Nathan Pinto, certify that:

(1) the financial statements of Impact X Partners, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Impact X Partners, LLC included in this Form reflects accurately the information reported on the tax return for Impact X Partners , LLC filed for the fiscal year ended 12/31/2019.

Signature

Nathan Pinto
CEO

02/26/2020

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.